Teva To Present New Asthma and COPD Data at the
2017 European Respiratory Society (ERS) International Congress

New Analyses To Be Presented for Two Respiratory Therapies -
CINQAERO® (reslizumab) and DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate)

JERUSALEM, September 6, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that ten company-sponsored abstracts will be presented at the 2017 European Respiratory Society (ERS) International Congress in Milan, Italy on September 9-13, 2017.

“Teva is honored to be a part of this esteemed international meeting as we present compelling data on two important respiratory therapies that we believe help to address the current needs of patients throughout the world living with asthma and COPD,” said Alexandra Kropotova, MD, Vice President, Clinical Development, Respiratory at Teva Pharmaceuticals. “The data we will be presenting at ERS further demonstrate our ongoing commitment to driving innovation and advancement of respiratory medicines – specifically as it relates to the use of biologics and developing devices designed to help address the issue of inhaler technique errors.”

Showcasing A Targeted Biologic

Among the accepted abstracts, eight presentations focus on CINQAERO® (reslizumab), a humanized interleukin-5 antagonist monoclonal antibody for the treatment of severe eosinophilic asthma.

An abstract from Teva’s Health Economics and Outcomes Research (HEOR) group will be presented during a late-breaking oral session and focuses on a network meta-analysis which indirectly compares the relative treatment effect on efficacy and safety of reslizumab to that of benralizumab.

Two additional abstracts of note will be presented via poster and include post-hoc pooled analyses from two 52-week trials evaluating the effect of reslizumab on reducing clinical asthma exacerbations (CAEs) as well as improving lung function, asthma control and quality of life.

Highlighting Inhaler Technology

Teva will present HEOR data from its breath-actuated inhaler portfolio, evaluating change in exacerbations, oral corticosteroid or antibiotic use and respiratory related hospitalization or emergency department visits after patients switched from Symbicort Turbuhaler® (budesonide/formoterol fumarate dihydrate) to DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate).

Teva-sponsored data to be presented at the 2017 ERS International Congress is as follows:

CINQAERO® (reslizumab)

#PA3970: A longitudinal follow-up of severe asthma patients receiving reslizumab

•	This abstract will be presented as a poster presentation on Tuesday, September 12, 2017 from 12:50-2:40 PM

#PA3972: Follow-up of patients with severe asthma receiving reslizumab: an FEV1 analysis

•	This abstract will be presented as a poster presentation on Tuesday, September 12, 2017 from 12:50-2:40 PM

#PA3960: Reslizumab for uncontrolled eosinophilic asthma in patients who experienced a single exacerbation in the previous year: sub-analysis of two phase 3 trials

•	This abstract will be presented as a poster presentation on Tuesday, September 12, 2017 from 12:50-2:40 PM

#PA4690: Clinically meaningful FEV1 response with reslizumab achieved early and sustained over 52 weeks

•	This abstract will be presented as a poster presentation on Wednesday, September 13, 2017 from 8:30-10:30 AM

#PA4691: Reslizumab reduces severe exacerbations associated with emergency department visit or hospitalization and improves measures of lung function in patients on maintenance oral corticosteroids (OCS) at baseline

•	This abstract will be presented as a poster presentation on Wednesday, September 13, 2017 from 8:30-10:30 AM

Health Economics & Outcomes Research

#PA937: Real-life evaluation of budesonide/formoterol (DuoResp Spiromax) for the management of asthma and COPD in the UK

•	This abstract will be presented as a poster presentation on Sunday, September 10, 2017 from 12:50-2:40 PM

#OA2903: Reslizumab versus benralizumab in patients with inadequately controlled asthma: a Bayesian Network Meta-analysis

•	This late-breaking abstract will be presented as an oral presentation during the Update and New Perspectives in Airway Diseases session on Monday, September 11, 2017 from 2:45-4:45 PM

#PA2626: Efficacy of reslizumab in adults with severe eosinophilic asthma with 3 exacerbations in the previous year: analyses at weeks 16 and 52 of two placebo-controlled phase 3 trials

•	This abstract will be presented as a poster presentation on Monday, September 11, 2017 from 12:50-2:40 PM

#PA3889: Comparing asthma and COPD inhaler devices in real life clinical practice in the UK: differences in training requirements and preference

•	This abstract will be presented as a poster presentation on Tuesday, September 12, 2017 from 12:50-2:40 PM

#PA4687: Clinically meaningful improvements with reslizumab in patient-reported outcomes and lung function in a sub-population defined by the EU indication with 3 exacerbations

•	This abstract will be presented as a poster presentation on Wednesday, September 13, 2017 from 8:30-10:30 AM

All abstracts are available on the ERS website, and can be accessed here.

Symbicort Turbuhaler® is a registered trademark of the AstraZeneca group of companies.

About CINQAERO® (reslizumab)
CINQAERO® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. CINQAERO® binds to human
IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

CINQAERO® Important Safety Information

CINQAERO® (reslizumab) 10mg/ml concentrate for solution for infusion Abbreviated Prescribing Information. Presentation: Vial containing either 25mg of reslizumab in 2.5ml or 100mg of reslizumab in 10ml (10 mg/ml). Indications: Add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment. Dosage and administration: CINQAERO should be prescribed by physicians experienced in the diagnosis and treatment of severe eosinophilic asthma. Intravenous infusion only. Should be administered as a 20–50 minute intravenous infusion through a sterile, non-pyrogenic infusion, single-use, low protein binding filter (0.2 m). Must not be administered as a bolus injection or as undiluted concentrate. CINQAERO is intended for long-term treatment. Review treatment at least annually based on disease severity and exacerbation control. See SmPC for dilution instructions and administration. Adults and Elderly: Based on body weight below 35kg or above 199kg; dose is 3mg/kg given once every four weeks. For patients body weight between 35kg and 199kg; refer to dosing in table 1 of SmPC. Children: Not recommended in children and adolescents up to 17 years old. Renal and Hepatic Impairment: No dose adjustment required. Contraindications: Hypersensitivity to active substance or any excipients. Precautions and warnings: Not to be used to treat acute asthma exacerbations. Asthma-related symptoms or exacerbations may occur. Acute systemic reactions, including anaphylactic reactions were observed during or within 20 minutes after infusion. Patients should be monitored during and for an appropriate time following administration. If an anaphylactic reaction occurs, discontinue treatment immediately and permanently. Patients with pre-existing helminth infections should be treated before commencing CINQAERO therapy. If infection occurs during treatment, temporary discontinuation of treatment should be considered. Interactions: No formal drug interaction studies have been performed. Pregnancy: Not recommended. Lactation: Antibodies may be transferred to the newborns through milk. Not recommended during the first few days after birth. See SmPC for further information. Effects on ability to drive and use machines: Negligible influence on the ability to drive and use machines. Adverse reactions: Anaphylactic reaction, malignancies. Common: Blood creatine phosphokinase increased. Consult the Summary of Product Characteristics in relation to other side effects. Overdose: Monitor for signs and symptoms of adverse effects and initiate symptomatic treatment.

Please refer to the Summary of Product Characteristics (SmPC) for full details of Prescribing Information.

About DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate)
DuoResp Spiromax® contains a combination of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a long-acting beta2-adrenergic agonist for the relief of bronchoconstriction in asthma and COPD. With its design, the Spiromax® inhaler incorporates a specific combination of features and provides consistent drug delivery across inspiratory flow rates. DuoResp Spiromax® received a positive opinion from the European Commission on the 29th of April 2014, and is currently available to patients in multiple countries across Europe.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD, cystic fibrosis and allergic rhinitis. The Teva Respiratory portfolio is centred on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-activated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential benefits of CINQAERO® and DuoResp Spiromax®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of CINQAERO® and DuoResp Spiromax®;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; the uncertainty of clinical success and obtaining regulatory approvals and our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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